Apex Performance and Combatives

Apex Performance and Combatives is seeking investment to expand it's state-of-the-art combat and performance facility in Woburn, MA.

Instagram: 617APEXPC   APEXPERFORMANCECOMBATIVES.COM

The Business

THE OPPORTUNITY
Apex Performance and Combat Training was created to provide an experienced, safe, and inclusive environment for people across a multitude of ages and skill levels to experience the physical and wellness benefits provided through high-performance combat training.

- Prime Location intersecting the RT-128 and I-93 Corridor
- 4,500+ sqft facility
- 200 parking spots
- Affluent core population of 40,000 / 1M+ within 10 mile radius
- Monthly Membership Model with industry competitive pricing
- 1M+ population within 10 mile radius
- Underserved Market Opportunity in rapidly growing combat fitness space

WHY APEX PERFORMANCE & COMBATIVES

- 30 years combined industry experience
- Market gap in combat training
- Open Floor Plan
- 1000 sqft of mat
- 2000 sqft of turfBoxing Ring Centric Design
- combat training + multiple concurrent classes and programs
- Demonstrated success (Current Youth National Belt Champion)
- Community Values
- Self-Defense and Empowerment
- Programmatic Anti-Bullying Classes

CLASS OFFERINGS

- Muay Thai and Boxing
- Strength and Conditioning
- Performance Classes
- Brazilian Jiu Jitsu
- Senior Oriented Offerings
- Self Defense

BUSINESS MODEL

- Monthly and Annual Tiered Subscription Model
- All Access: $150/mo
- Single Discipline: $90/mo
- Expansive Floorplan and Buildout allows for concurrent Group Classes, Personal Training, and Open Gym
- Centerpiece Boxing Ring allows for exhibitions and event revenue

Invest in Apex Performance and Combatives

Receive up to 40% ROI from a revenue sharing note. Returns will be transferred to your bank account quarterly.

SELECT AN AMOUNT TO INVEST

$500

$2,000

$5,000

INVEST

Conditional refund applies. You will automatically receive a full refund of your investment if Apex Performance and Combatives hasn't received its target raise amount when the round closes.

$0

towards a **$50,000** target raise

0

investors

0

hours to invest

APEX PERFORMANCE AND COMBATIVES'S BUDGET
This is an approximate plan for the use of funds if Apex Performance and Combatives receives:

○   Target investment amount

○   Maximum investment amount

APEX PERFORMANCE AND COMBATIVES'S PROJECTIONS
These financial projections have been generated by the owners of Apex Performance and Combatives.

[GRAPH OF PROJECTIONS]

THIS INFORMATION IS PROVIDED BY APEX PERFORMANCE AND COMBATIVES. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEWED OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION ON THE ISSUER AND ITS BUSINESS PLAN, REVIEW THE OFFERING MEMORANDUM OR ASK THE ENTREPRENEURS DIRECTLY IN THE DISCUSSION.

The Terms

Invest to **receive a portion of Apex Performance and Combatives's revenue.**
Receive up to 40% ROI from a revenue sharing note. Returns will be transferred to your bank account quarterly.

INVEST

Conditional refund applies.

SUMMARY OF TERMS

Investment Vehicle	RSN
Revenue Share	3%-6.4%
Investment Multiplier	×1.4
Maturity Date	12/31/2025

What is my share of this business's revenue?

The total rate of revenue sharing is calculated on a linear scale, with a minimum rate of 3% and a maximum rate of 6.4% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. **As the amount raised in the offering increases, the rate of revenue sharing increases.** For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised.

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$50,000	3.00%
$64,250	3.90%
$78,500	4.70%
$97,500	5.80%
$107,000	6.40%

You receive an amount of this revenue share proportional to the amount of the business's total raise that you invest.

Review the offering memorandum and the investor agreement for further information.

How Your Investment Works

Revenue Sharing Note
If you invest in Apex Performance and Combatives and they raise at least $50,000 by July 31st, 2019, **you will be issued a revenue sharing note**.

Repayment Terms
You receive your proportional share of **3% to 6.4%** of Apex Performance and Combatives's gross revenue until you are returned **×1.4 of your investment**.

Maturity Date
If you haven't received ×1.4 of your investment by **December 31st, 2025**, it comes due regardless of Apex Performance and Combatives's revenue.

Conditional Refund

If Apex Performance and Combatives doesn't raise at least **$50,000 by July 31st, 2019**, all investors will be fully refunded. No revenue will be shared and no perks will be distributed.

Maximum Investment Amount

Apex Performance and Combatives will not accept additional investment this round once it has received **$107,000**.

Have Questions?

If you have questions about this business, ask the entrepreneurs in the discussion section. Ask us about investing on MainVest.

Only invest an amount you would feel comfortable losing.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials.

The Community

The Entrepreneurs

John
Manager

READ BIO

Coach John comes from a boxing family, his father was one of the trainers for Marvelous Marvin Hagler. With over 20 plus years of boxing and professional experience in the ring, Coach John held a record of 17 wins and 2 losses. Coach John has worked with some of the best athletes in San Diego and Las Vegas and included a stint at the U.S. Olympic Training Center as well as spending over a decade coaching combatives for MCRD – San Diego. He holds a degree in Sport Science from Rutgers University and is currently working with many working professionals, aspiring teenage athletes, and professional competitiors in the New England region.

Zev
Manager

During his years attending Northeastern University Coach Zev, or "Kru Zev", began his Muay Thai training at the famed Boston Muay Thai Academy. While training and competing for the gym he was able to develop his skills as a trainer and has received instruction from some of Thailand's most beloved champions including: Sakasem Kanthawong, Coban Lockchaomaesaithong, Bunkerd Faphimai, Saekson Janjira, and Kongnapa Wachirit. Coach Zev is a certified Fairtex trainer under both Kru Steve Soriano and Ajahn Saksem Kanthawong additionally he is currently apprenticing at Sityodtong Boston under Kru Mark Dellagrotte. In addition to his Muay Thai credentials coach Zev also holds a brow belt in Judo under Sensei Victor DeSimone and a blue belt in Brazilian Jiu Jitsu. He is also certified as a personal trainer through NASM. Coach Zev is always continuing to learn more and grow in the sport of Muay Thai and uses his knowledge to help individuals achieve their health and fitness goals through exercise.

Investors

ADD YOURSELF

0 people have invested in Apex Performance and Combatives.

Discussion

Ask questions and discuss Apex Performance and Combatives with the entrepreneurs and other investors.

UNSURE WHAT TO DISCUSS?

Conversation Starters

- Get to know the entrepreneurs. Ask about their professional background and why they're excited about Apex Performance and Combatives.
- What would you want from ? Ask the entrepreneurs if that's part of the plan.
- Business-minded? Discuss the details of offering memorandum and the investor agreement.
- Live in Woburn? Talk about how Apex Performance and Combatives could impact your community.

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